SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_______________________________________
IN THE MATTER OF ENERGY EAST CORPORATION et al. File No. 70-9569 (Public Utility Holding Company Act of 1935)	CERTIFICATE PURSUANT TO RULE 24
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          This Certificate of Notification (the "Certificate") is filed by Energy East Corporation ("Energy East"), a New York corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The transactions proposed in the Form U-1 Application, as amended (the "Application") of Energy East in File No. 70-9569 were authorized by Order of the Securities and Exchange Commission (the "Commission") dated August 31, 2000 (the "Order"). Energy East hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the Act:

(i)         That, on September 1, 2000, Energy East acquired: (a) all of the issued and outstanding common stock of CMP Group, Inc. ("CMP Group"), a Maine corporation and an exempt holding company under the Act; (b) all of the issued and outstanding common stock of CTG Resources, Inc. ("CTG Resources"), a Connecticut corporation and an exempt holding company under the Act; and (c) all of the issued and outstanding common shares of Berkshire Energy Resources ("Berkshire"), a Massachusetts business trust. CMP Group, CTG Resources and Berkshire are now wholly-owned subsidiaries of Energy East.

(ii)       (a) That, in consideration for the shares of common stock of CMP Group, each share of CMP Group common stock was converted into the right to receive $29.50 in cash; (b) That, in consideration for the shares of common stock of CTG Resources, each share of CTG Resources common stock was converted into the right to receive $41 in cash or 1.732 shares of Energy East common stock. In connection with the acquisition of CTG Resources by Energy East, holders of certificates formerly representing shares of CTG Resources common stock received cash or shares of Energy East common stock in accordance with and subject to the limitations set forth in the Agreement and Plan of Merger dated as of June 29, 1999, by and among CTG Resources, Energy East and Oak Merger Co. and in the election documents. Energy East registered shares of its common stock, $0.01 par value, in a public offering registered with the Commission under the Securities Act of 1933, as amended, in File No. 333-85333; and (c) That, in consideration for the common shares of Berkshire, each common share of Berkshire was converted into the right to receive $38 in cash.

(iii)      The transactions approved by the Commission have been carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application, and in accordance with the terms and conditions of the Order.

(iv)      Filed herewith as Exhibit F-2 are "past-tense" legal opinions of Huber Lawrence & Abell, counsel for Energy East, and opinions of local counsel to Energy East.

S I G N A T U R E

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Energy East Corporation

By: /s/ Robert D. Kump Name: Robert D. Kump Title: Vice President and Treasurer

September 11, 2000

Exhibit F-2

[HUBER LAWRENCE & ABELL LETTERHEAD]

September 11, 2000

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

          Re:     Certificate Pursuant to Rule 24 by Energy East Corporation
                     File Number: 070-09569

Ladies and Gentlemen:

          We have acted as counsel for Energy East Corporation, a New York corporation ("Energy East"), in connection with the mergers (the "Transactions") of (1) EE Merger Corp., a Maine corporation and a subsidiary of Energy East, with and into CMP Group, Inc., a Maine corporation ("CMP Group"), pursuant to the Agreement and Plan of Merger dated as of June 14, 1999 (the "CMP Group Merger Agreement"); (2) CTG Resources, Inc., a Connecticut corporation ("CTG Resources"), with and into Oak Merger Co., a Connecticut corporation and a subsidiary of Energy East, pursuant to the Agreement and Plan of Merger dated as of June 29, 1999 (the "CTG Resources Merger Agreement"); and (3) Mountain Merger LLC, a Massachusetts limited liability company and subsidiary of Energy East with and into Berkshire Energy Resources, a Massachusetts business trust ("Berkshire Energy"), pursuant to the Agreement and Plan of Merger dated as of November 9, 1999 (the "Berkshire Energy Merger Agreement"). This opinion is being delivered at Energy East's request in connection with Energy East's Rule 24 Certificate (the "Rule 24 Certificate") which it is filing with the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935, as amended, in connection with the Transactions.

          As such counsel, we have examined (i) the Application of Energy East on Form U-1 in File No. 070-09569, as amended, and the Commission's order dated August 31, 2000 approving said Application; (ii) the CMP Group Merger Agreement, the CTG Resources Merger Agreement and the Berkshire Energy Merger Agreement, (iii) Energy East's Registration Statement on Form S-4 (Registration No. 333-85333) filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, (iv) the Certificate of Incorporation and By-Laws of Energy East, (v) resolutions adopted by the Board of Directors of Energy East and (vi) certificates of public officials. In addition, we have examined such other documents and matters of law and made such inquiries as we have deemed necessary or appropriate to enable us to render the opinions expressed below. In such examination, we have assumed the genuineness of all signatures, the authenticity of

Securities and Exchange Commission
September 11, 2000

all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the authenticity of the originals of such latter documents. As to any facts material to our opinion, we have, when relevant facts were not independently established by us, relied upon the aforesaid instruments and documents.

          Based upon and subject to the foregoing and further qualifications set forth below, we are of the opinion that:

1.   All state laws applicable to the Transactions have been complied with.

2.   Energy East is a corporation duly incorporated and validly existing under the laws of the State of New York, and the Energy East common stock, $0.01 par value (the "Shares"), issuable pursuant to the merger of CTG Resources and Oak Merger Co., as contemplated by the CTG Resources Merger Agreement, have been validly issued, fully paid and nonassessable, and the holders thereof are entitled to the rights and privileges appertaining thereto as set forth in the Certificate of Incorporation of Energy East, as amended.

3.   Energy East has legally acquired all of the outstanding common shares of CMP Group, CTG Resources and Berkshire Energy.

4.   The consummation of the Transactions does not violate the legal rights of the holders of any securities issued by Energy East or any associate company thereof.

          The foregoing opinions are subject to the following qualifications:

(i)        Except as set forth below, the law covered by the opinions expressed herein is limited to the laws of the State of New York and the federal securities laws of the United States of America.

(ii)       With respect to matters governed by the laws of the State of Maine, in rendering our opinion we have relied on the opinion of Verrill & Dana, LLP of even date herewith.

(iii)      With respect to matters governed by the laws of the State of Connecticut, in rendering our opinion we have relied on the opinions of Brody, Wilkinson and Ober, P.C. of even date herewith.

(iv)      With respect to matters governed by the laws of the Commonwealth of Massachusetts, in rendering our opinion we have relied on the opinion of Brown, Rudnick, Freed & Gesmer of even date herewith.

Securities and Exchange Commission
September 11, 2000

          We hereby consent to the filing of this opinion as Exhibit F-2 to the Rule 24 Certificate.

Very truly yours,
Huber Lawrence & Abell

[VERRILL & DANA LETTERHEAD]

September 11, 2000

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

          Re:     Certificate Pursuant to Rule 24 by Energy East Corporation
                     File Number: 070-09569

Ladies and Gentlemen:

          We have acted as Maine counsel for Energy East Corporation, a New York corporation ("Energy East"), in connection with the merger (the "Transaction") of EE Merger Corp., a Maine corporation and a subsidiary of Energy East, with and into CMP Group, Inc., a Maine corporation ("CMP Group"), pursuant to the Agreement and Plan of Merger dated as of June 14, 1999 (the "Merger Agreement"). This opinion is being delivered at Energy East's request in connection with Energy East's Rule 24 Certificate under the Public Utility Holding Company Act of 1935 in connection with the Transaction.

          In connection with this opinion, we have examined Energy East's U-1 Application and the exhibits thereto and the Merger Agreement together with the Articles of Merger as filed with the Secretary of State of Maine, and we have examined or caused to be examined such other papers, documents and records, and have made such examination of law and have satisfied ourselves as to such other matters, as we have deemed relevant or necessary for the purpose of this opinion.

          Based upon the foregoing, we are of the opinion that:

          (1)  All state laws applicable to Energy East in connection with the Transaction have been complied with (we note, however, that the approval of the Maine Public Utilities Commission is subject to a number of conditions and, for purposes of this opinion, we have assumed, without independent investigation, that all relevant conditions have been satisfied); and that

          (2)  As a result of the merger of CMP Group and Energy East's subsidiary EE Merger Corp., Energy East has legally acquired all of the outstanding common shares of CMP Group.

          The opinions expressed herein are qualified in their entirety as follows: (i) no opinions are expressed with respect to laws other than those of the State of Maine, and (ii) the opinions with respect to the laws of the State of Maine are limited to the approvals of the Transaction and the articles of merger required to be obtained from the Maine Public Utilities Commission and the Secretary of the State of Maine under the laws regulating utility companies in such state.

Securities and Exchange Commission
September 11, 2000
Page: 2

          We hereby consent to (i) the filing of this opinion as an exhibit to Energy East's Rule 24 Certificate, and (ii) the reliance by Huber Lawrence & Abell on our opinion in paragraph (2) above with respect to matters governed by the laws of the State of Maine in rendering its opinion to be filed as an exhibit to the Rule 24 Certificate.

Very truly yours,

Verrill & Dana, LLP

[BRODY, WILKINSON AND OBER LETTERHEAD]

September 11, 2000

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

          Re:     Certificate Pursuant to Rule 24 by Energy East Corporation
                     File Number: 070-09569

Ladies and Gentlemen:

          We have acted as Connecticut counsel for Energy East Corporation, a New York corporation ("Energy East"), in connection with the merger (the "Transaction") of EE Merger Corp., a Maine corporation and a wholly-owned subsidiary of Energy East, with and into CMP Group, Inc., a Maine corporation ("CMP"), pursuant to the Agreement and Plan of Merger dated as of June 14, 1999 (the "Merger Agreement"). This opinion is being delivered at Energy East's request in connection with Energy East's Rule 24 Certificate under the Public Utility Holding Company Act of 1935 in connection with the Transaction.

          In connection with this opinion, we have examined Energy East's U-1 Application and the exhibits thereto and the Merger Agreement, and we have examined or caused to be examined such other papers, documents and records, and have made such examination of law and have satisfied ourselves as to such other matters, as we have deemed relevant or necessary for the purpose of this opinion.

          Based upon the foregoing, we are of the opinion that:

          (1)  CMP, a Maine corporation, through its wholly-owned subsidiary, Central Maine Power Company ("CMPC"), owns a partial interest in a Connecticut power plant and as such, CMPC is designated a foreign electric company by the laws of Connecticut;

          (2)  CMP and CMPC are required to comply with the laws of the State of Connecticut insofar as they apply to foreign electric companies; and

          (3)  CMP and CMPC have complied with the laws of Connecticut pertaining to foreign electric companies by obtaining Connecticut Department of Public Utility Control ("DPUC") approval.

Securities and Exchange Commission
September 11, 2000

          The opinions expressed herein are qualified in their entirety as follows: (i) no opinions are expressed with respect to laws other than those of the State of Connecticut, and (ii) the opinions with respect to the laws of the State of Connecticut are limited to the approvals of the Transaction required to be obtained from the Connecticut DPUC under the laws regulating foreign electric companies in such state.

          We hereby consent to (i) the filing of this opinion as an exhibit to Energy East's Rule 24 Certificate, and (ii) the reliance by Huber Lawrence & Abell on our opinion in paragraphs (2) and (3) above with respect to matters governed by the laws of the State of Connecticut in rendering its opinion to be filed as an exhibit to the Rule 24 Certificate.

Very truly yours, Brody, Wilkinson and Ober, P.C.
By: /s/ Thomas J. Walsh, Jr. Thomas J. Walsh, Jr. A principal

[BRODY, WILKINSON AND OBER LETTERHEAD]

September 11, 2000

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

          Re:     Certificate Pursuant to Rule 24 by Energy East Corporation
                     File Number: 070-09569

Ladies and Gentlemen:

          We have acted as Connecticut counsel for Energy East Corporation, a New York corporation ("Energy East"), in connection with the merger (the "Transaction") of CTG Resources, Inc., a Connecticut corporation ("CTG Resources"), with and into Oak Merger Co., a Connecticut corporation and a wholly-owned subsidiary of Energy East ("Merger Co."), pursuant to the Agreement and Plan of Merger dated as of June 29, 1999 (the "Merger Agreement"). This opinion is being delivered at Energy East's request in connection with Energy East's Rule 24 Certificate under the Public Utility Holding Company Act of 1935 in connection with the Transaction.

          In connection with this opinion, we have examined Energy East's U-1 Application and the exhibits thereto and the Merger Agreement, and we have examined or caused to be examined such other papers, documents and records, and have made such examination of law and have satisfied ourselves as to such other matters, as we have deemed relevant or necessary for the purpose of this opinion.

          Based upon the foregoing, we are of the opinion that:

          (1)  All state laws applicable to Energy East in connection with the Transaction have been complied with; and

          (2)  As a result of the merger of CTG Resources and Energy East's wholly-owned subsidiary Oak Merger Co., Energy East has legally acquired all of the outstanding shares of common stock of CTG Resources.

Securities and Exchange Commission
September 11, 2000

          The opinions expressed herein are qualified in their entirety as follows: (i) no opinions are expressed with respect to laws other than those of the State of Connecticut, and (ii) the opinions with respect to the laws of the State of Connecticut are limited to the approvals of the Transaction and the certificate of merger required to be obtained from the Connecticut Department of Public Utility Control and the Secretary of the State of Connecticut under the laws regulating gas companies in such state.

          We hereby consent to (i) the filing of this opinion as an exhibit to Energy East's Rule 24 Certificate, and (ii) the reliance by Huber Lawrence & Abell on our opinion in paragraph (2) above with respect to matters governed by the laws of the State of Connecticut in rendering its opinion to be filed as an exhibit to the Rule 24 Certificate.

Very truly yours, Brody, Wilkinson and Ober, P.C.
By: /s/ Thomas J. Walsh, Jr. Thomas J. Walsh, Jr. A principal

[BROWN, RUDNICK, FREED & GESMER LETTERHEAD]

September 11, 2000

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

          Re:     Certificate Pursuant to Rule 24 by Energy East Corporation
                     File Number: 070-9569

Ladies and Gentlemen:

          We have acted as special Massachusetts counsel for Energy East Corporation, a New York corporation (the "Company"), in connection with certain matters related to the merger (the "Transaction") of Mountain Merger LLC, a Massachusetts limited liability company and subsidiary of Energy East, with and into Berkshire Energy Resources, a Massachusetts business trust ("Berkshire Energy"), pursuant to that certain Agreement and Plan of Merger dated as of November 9, 1999 (the "Merger Agreement"). This opinion is being delivered at Energy East's request in connection with Energy East's Rule 24 Certificate under the Public Utility Holding Company Act of 1935 in connection with the Transaction.

          We call your attention to the fact that we have been retained as special local legal counsel to the Company for the purpose of the Transaction and have not represented the Company generally in the past.

          In connection with this Opinion Letter, we have examined the Merger Agreement ("Agreement") and the documents listed on Schedule A attached hereto (collectively, the "Documents").

          We have, without independent investigation, relied upon the representations and warranties of the various parties as to matters of objective fact contained in the Documents.

          We have not made any independent review or investigation of orders, judgments, rules or other regulations or decrees by which the Company or any of its property may be bound, nor have we made any independent investigation as to the existence of actions, suits, investigations or proceedings, if any, pending or threatened against the Company.

September 11, 2000

          With your concurrence, the opinions hereafter expressed, whether or not qualified by language such as "to our knowledge", are based solely upon (1) our review of the Documents and (2) such review of published sources of law as we have deemed necessary.

          This firm, in rendering legal opinions, customarily makes certain assumptions which are described in Schedule B hereto. In the course of our representation of the Company in connection with this Transaction, nothing has come to our attention which causes us to believe reliance upon any of those assumptions is inappropriate, and, with your concurrence, the opinions hereafter expressed are based upon those assumptions. For purposes of those assumptions, the Enumerated Party referred to in Schedule B is the Company.

          Our opinions hereafter expressed are limited to the laws of the Commonwealth of Massachusetts. To the extent any Documents provide that they are to be governed by the laws of any jurisdiction other than the Commonwealth of Massachusetts, our opinions herein contained are being rendered, with your concurrence, as if only the internal laws of the Commonwealth of Massachusetts were applicable thereto, notwithstanding the governing law provisions of the Documents to the contrary.

          We note that various issues concerning the Transaction are addressed in the opinions of Huber, Lawrence & Abell, Verrill & Dana, LLP, and Brody, Wilkinson and Ober, P.C., separately provided to you.

          We express no legal opinion upon any matter other than that explicitly addressed in our opinion below, and our express opinion therein contained shall not be interpreted to be implied opinions upon any other matter. Without limiting the generality of the foregoing, we have assumed that no regulatory approval in the Commonwealth of Massachusetts is required from the Department of Telecommunications and Energy (or any other regulatory body) in order to consummate the Transaction.

          Based upon and subject to the foregoing, assuming all of the conditions to the Transaction were satisfied or waived at or prior to the closing, we are of the opinion that:

The merger of Mountain Merger, LLC with and into Berkshire Energy is effective under the laws of the Commonwealth of Massachusetts.

          This opinion is rendered to you for your benefit in connection with the Transaction and may not be delivered to, or relied upon by, any other party without our prior written consent, except as provided below.

September 11, 2000

          We hereby consent to (i) the filing of this opinion as an exhibit to Energy East's Rule 24 Certificate, and (ii) the reliance by Huber Lawrence & Abell on our opinion in paragraph (1) above with respect to matters governed by the laws of the Commonwealth of Massachusetts in rendering its opinion to be filed as an exhibit to the Rule 24 Certificate.

Very truly yours, BROWN, RUDNICK, FREED & GESMER By: Brown, Rudnick, Freed & Gesmer, P.C., a partner
By: /s/ John G. Nossiff, Jr. John G. Nossiff, Jr., duly authorized

September 11, 2000

SCHEDULE A

LIST OF DOCUMENTS

          In connection with the Opinion Letter to which this Schedule A is attached, we have reviewed the following Documents. However, except as otherwise expressly indicated, we have not reviewed any other documents, instruments or agreements referred to in or listed upon any of the following Documents.

          (i)          the Declaration of Trust of Berkshire Energy, as amended, certified by Secretary of Berkshire Energy as presently being in effect;

          (ii)         a copy of the Operating Agreement of Mountain Merger, LLC, as certified by the Secretary of such company as presently being in effect;

          (iii)        certificates dated as of July 18, 2000 and July 13, 2000 of the Secretary of State of the Commonwealth of Massachusetts as to the good standing of Mountain Merger, LLC and Berkshire Energy, respectively;

          (iv)        Certificate of Secretary of Mountain Merger, LLC as to certain proceedings of the members and managers of Mountain Merger, LLC as to certain matters;

          (v)         Certificate of Secretary of Berkshire Energy as to certain proceedings of the Trustees and shareholders of Berkshire Energy; and

          (vi)        Certificate of the Secretary of Energy East Corporation as to certain proceedings of the Directors of such corporation.

          (vii)       a conformed copy of the executed Agreement, excluding exhibits and schedules thereto.

          (viii)      Certificate of Merger of Mountain Merger, LLC with and into Berkshire Energy Resources, receipt-stamped September 1, 2000 by the Secretary of State of the Commonwealth of Massachusetts.

          (ix)        Certificate of Cancellation/Merger of Mountain Merger, LLC with and into Berkshire Energy Resources, receipt-stamped September 1, 2000 by the Secretary of State of the Commonwealth of Massachusetts.

          (x)         Certificate of Berkshire Energy Resources under Article 59 of Berkshire Energy's Declaration of Trust dated February 17, 1998, receipt-stamped September 1, 2000 by the Secretary of State of the Commonwealth of Massachusetts and the Office of the City Clerk, Pittsfield, Massachusetts.

September 11, 2000

SCHEDULE B

BROWN, RUDNICK, FREED & GESMER
STANDARD ASSUMPTIONS

          In rendering legal opinions in third party transactions, Brown, Rudnick, Freed & Gesmer makes certain customary assumptions described below:

1.            Each natural person executing any of the Documents has sufficient legal capacity to enter into such Documents and perform the Transaction.

2.            Each of the Enumerated Parties holds requisite title and rights to any property involved in the Transaction and purported to be owned by it.

3.            Each Document is accurate, complete and authentic, each original is authentic, each copy conforms to an authentic original and all signatures are genuine.

4.            All official public records are accurate, complete and properly indexed and filed.

5.            There has not been any mutual mistake of fact or misunderstanding, fraud, duress, or undue influence by or among any of the parties to the Transaction.

6.            The conduct of the parties to the Transaction has complied in the past and will comply in the future with any requirement of good faith, fair dealing and conscionability.

7.            Each person other than the Enumerated Party has acted in good faith and without notice of any defense against the enforcement of any rights created by, or adverse claim to any property or security interest transferred or created as part of, the Transaction.

8.            There are no agreements or understandings among the parties to or bound by the Transaction, and there is no usage of trade or course of prior dealing among such parties, that would define, modify, waive, or qualify the terms of any of the Documents.

9.            The Enumerated Party will not in the future take any discretionary action (including a decision not to act) permitted under the Agreement that would result in a violation of law or constitute a breach or default under that Document or court or administrative orders, writs, judgments and decrees that name any Enumerated Party and are specifically directed to it or its property.

September 11, 2000

10.         The Enumerated Party will obtain all permits and governmental approvals not required at the time of the closing of the Transaction but which are subsequently required, and will take all actions similarly required, relevant to subsequent consummation of the Transaction or performance of the Agreement.

11.         All parties to or bound by the Agreement will act in accordance with, and will refrain from taking any action that is forbidden by, the terms and conditions of the Agreement.